                         SECURITIES AND EXCHANGE COMMISSION



                               Washington, DC  20549




                                     FORM 11-K




                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


                    For the Fiscal Year Ended December 31, 1997




                  CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

                              (Full title of the Plan)



                                CERIDIAN CORPORATION
                               8100 34th Avenue South
                               Minneapolis, MN  55425

                      (Name and address of principal executive
                    office of the issuer of the securities held
                               pursuant to the Plan)

                                CERIDIAN CORPORATION
                            SAVINGS AND INVESTMENT PLAN



INDEX TO FINANCIAL STATEMENTS, SCHEDULES, AND EXHIBITS


Financial Statements                                                Page Number
--------------------                                                -----------
Independent Auditors' Report                                             2

Statement of Net Assets Available for Benefits
 with Fund Information as of December 31, 1997                           3

Statement of Net Assets Available for Benefits
 with Fund Information as of December 31, 1996                           4

Statement of Changes in Net Assets Available for
 Benefits with Fund Information for the Year Ended
  December 31, 1997                                                      5


Notes to Financial Statements -
  December 31, 1997 and 1996                                             6


Supplemental Schedules
----------------------

Schedule 1 - Item 27a - Schedule of Assets Held
               for Investment Purposes                                  12

Schedule 2 - Item 27d - Reportable Transactions                         13


Signature                                                               14
---------


Exhibits
--------

Exhibit Index                                                           15

Exhibit 23 - Consent of Independent Auditors                            16

Exhibit 99.6 - Eighth Declaration of Amendment                          17


                            INDEPENDENT AUDITORS' REPORT

The Board of Directors and the Retirement Committee of Ceridian Corporation:

We have audited the accompanying statements of net assets available for benefits with fund information of the Ceridian Corporation Savings and Investment Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the total number of purchases and the total number of sales. Disclosure of this information is required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974.


/s/ KPMG Peat Marwick LLP
Minneapolis, Minnesota


June 12, 1998

                  CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
        Statement of Net Assets Available for Benefits with Fund Information
                                 December 31, 1997
                               (Dollars in thousands)


                                                               Equity
                        Ceridian    New     Int'l    Capital   Index     New
                         Stock    Horizons  Stock    Apprec.    500     Income
                       ---------  --------  -----    -------   ------   ------
Investments:
 Ceridian
  Corporation
   Common Stock        $ 2,683    $   --    $  --    $  --     $  --    $  --


T. Rowe
 Price Funds               --      11,610    4,577    4,088     1,420    1,619

 Loans Receivable
  from
   Participants            --         --       --       --        --       --
                       -------    -------   ------   ------    ------   ------
   Total               $ 2,683     11,610    4,577    4,088     1,420    1,619


Cash                        53        --       --       --        --       --

Employer
 Contributions
  Receivable               162        559      282      217       175       72
                       -------    -------   ------   ------    ------   ------

Net Assets
 Available for
  Benefits             $ 2,898    $12,169   $4,859   $4,305    $1,595   $1,691
                       -------    -------   ------   ------    ------   ------
                       -------    -------   ------   ------    ------   ------



                                                      Summit
                                  Equity  Small-Cap    Cash
                       Balanced   Income    Value    Reserves   Loan     Total
                       --------   ------  ---------  --------   ----     -----
Investments:
 Ceridian
  Corporation
   Common Stock        $   --     $   --    $  --     $  --     $  --    $ 2,683


T. Rowe
 Price Funds             4,431     11,937    5,585     7,642       --     52,909

 Loans Receivable
  from
   Participants            --         --       --        --      1,082     1,082
                        ------    -------   ------    ------     -----   -------
   Total                 4,431     11,937    5,585     7,642     1,082    56,674


Cash                       --         --       --        --        --         53

Employer
 Contributions
  Receivable               196        545      400       764       --      3,372
                        ------    -------   ------    ------     -----   -------

Net Assets
 Available for
  Benefits              $4,627    $12,482   $5,985    $8,406     1,082   $60,099
                        ------    -------   ------    ------     -----   -------
                        ------    -------   ------    ------     -----   -------


See accompanying notes to financial statements.

                  CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
        Statement of Net Assets Available for Benefits with Fund Information
                                 December 31, 1996
                               (Dollars in thousands)


                             Ceridian       New        Int'l     Capital      New
                              Stock       Horizons     Stock     Apprec.     Income
                             --------     --------     -----     -------     ------
Investments
  Ceridian Corporation
    Common Stock             $1,749       $   --      $  --      $  --       $  --


  T. Rowe Price Funds           --          9,810      3,518      2,489       1,419

   Loans Receivable
      from Participants         --            --         --         --          --
                             ------       -------     ------     ------      ------
Total Investments             1,749         9,810      3,518      2,489       1,419


Employer Contributions
   Receivable                   142           586        264        175          68

                             ------       -------     ------     ------      ------

Net Assets Available
   for Benefits              $1,891       $10,396     $3,782     $2,664      $1,487
                             ------       -------     ------     ------      ------
                             ------       -------     ------     ------      ------



                                                                    Summit
                                          Equity     Small-Cap       Cash
                             Balanced     Income       Value       Reserves     Loan     Total
                             --------    --------    ---------     --------    ------   -------
Investments
  Ceridian Corporation
    Common Stock             $  --        $  --      $  --         $  --       $ --     $ 1,749


  T. Rowe Price Funds         3,177        7,288      2,524         5,357        --      35,582

   Loans Receivable
      from Participants         --           --         --            --         800        800
                             ------       ------     ------        ------       ----    -------
Total Investments             3,177        7,288      2,524         5,357        800     38,131


Employer Contributions
   Receivable                   183          445        285           604        --       2,752

                             ------       ------     ------        ------       ----    -------

Net Assets Available
   for Benefits              $3,360       $7,733     $2,809        $5,961       $800    $40,883
                             ------       ------     ------        ------       ----    -------
                             ------       ------     ------        ------       ----    -------


See accompanying notes to financial statements.

                  CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
 Statement of Changes in Net Assets Available for Benefits with Fund Information
                        For the Year Ended December 31, 1997
                               (Dollars in thousands)



                        Ceridian       New        Int'l     Capital      Equity       New
                         Stock       Horizons     Stock     Apprec.     Index500     Income
                        -------      --------    ------     -------     --------     ------
Participant
 Contributions          $   743      $ 2,393     $1,212     $   898     $    305     $  312

Employer
 Contributions              265          943        468         355          221        115

Net Change in
 Fair Value
 Including
 Realized
 Gain (Loss)                372          779       (134)         60           70         32


Investment Income
 Dividends                  --           280        239         500           17        106
 Interest                   --           --         --          --           --         --
                        -------      -------     ------     -------     --------     ------
  Total Additions         1,380        4,395      1,785       1,813          613        565

Withdrawals by
 Participants               296        1,953        702         509           75        268
                        -------      -------     ------     -------     --------     ------
Net Increase
 (Decrease) prior
 to Transfers             1,084        2,442      1,083       1,304          538        297


Net Transfers (to)
 from Other Plans            (2)         144         83         615          --          14


Interfund
 Transfers                  (75)        (813)       (89)       (278)       1,057       (107)
                        -------      -------     ------     -------     --------     ------
Increase (Decrease)
 in Net Assets
 Available for
 Benefits                 1,007        1,773      1,077       1,641        1,595        204


Net Assets
 Available for
 Benefits:
Beginning of Year         1,891       10,396      3,782       2,664          --       1,487
                        -------      -------     ------     -------     --------     ------
End of Year             $ 2,898      $12,169     $4,859     $ 4,305     $  1,595     $1,691
                        -------      -------     ------     -------     --------     ------
                        -------      -------     ------     -------     --------     ------



                                       Equity     Small-      Summit
                          Balanced     Income     Cap Val      Cash      Loan     Total
                          --------     -------    -------     -------   ------    -------
Participant
 Contributions            $  835       $ 2,168    $ 1,611     $ 3,606   $   --    $ 14,083

Employer
 Contributions               320           875        631       1,370       --       5,563

Net Change in
 Fair Value
 Including
 Realized
 Gain (Loss)                 523         1,357        676         --        --       3,735


Investment Income
 Dividends                   166         1,151        350         359       --      3,168
 Interest                    --            --         --          --         68        68
                          ------       -------    -------     -------   ------    -------
  Total Additions          1,844         5,551      3,268       5,335        68    26,617

Withdrawals by
 Participants                633         1,398        698       2,029       117     8,678
                          ------       -------    -------     -------   ------    -------
Net Increase
 (Decrease) prior
 to Transfers              1,211         4,153      2,570       3,306       (49)   17,939


Net Transfers (to)
 from Other Plans            236            76         (3)        109         5     1,277


Interfund
 Transfers                  (180)          520        609        (970)      326       --
                          ------       -------    -------     -------   ------    -------
Increase (Decrease)
 in Net Assets
 Available for
 Benefits                  1,267         4,749      3,176       2,445      282     19,216


Net Assets
 Available for
 Benefits:
Beginning of Year          3,360         7,733      2,809       5,961      800     40,883
                          ------       -------     ------      ------   ------    -------
End of Year               $4,627       $12,482    $ 5,985     $ 8,406   $1,082    $60,099
                          ------       -------    -------     -------   ------    -------
                          ------       -------    -------     -------   ------    -------



See accompanying notes to financial statements.

                  CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                           Notes to Financial Statements
                             December 31, 1997 and 1996

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION AND USE OF ESTIMATES

          The accompanying financial statements of the Ceridian Corporation Savings and Investment Plan (the "Plan") have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     (b)  CUSTODIAN OF INVESTMENTS

          Under the terms of a trust agreement between T. Rowe Price Trust Company (the "Trustee") and Ceridian Corporation (the "Company"), the Trustee holds, manages, and invests contributions to the Plan and income therefrom in funds selected by the Company's Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker's blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

     (c)  INVESTMENTS

          Investments are stated at their approximate fair value. Investments in the Company's common stock are valued at prices published in the New York Stock Exchange Composite Transaction listing. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Loans receivable from participants are valued at principal amount which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis.

     (d)  COSTS AND EXPENSES

          All costs and expenses of administering the Plan are paid by the Company and affiliated companies which have adopted the Plan ("Adopting Affiliates").

                  CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                           Notes to Financial Statements
                             December 31, 1997 and 1996

(2)  DESCRIPTION OF THE PLAN

     The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code, which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant's compensation to the Plan on a pre-tax basis through payroll deductions. The Plan was initiated on January 1, 1995 for the benefit of employees of the Company and Adopting Affiliates who are U.S. citizens or resident aliens paid under the U.S. domestic payroll system but are not participants in any qualified defined benefit retirement plan maintained by the Company. The terms of the Plan are intended to be similar to the terms of the Ceridian Corporation Personal Investment Plan, except that the Plan provides for a higher level of employer matching contributions in lieu of participation in a defined benefit plan, and the Plan provides for vesting over a five-year period of Company performance-based matching contributions. Eligible employees who were participants in the Ceridian Corporation Personal Investment Plan became participants in this Plan at its initiation. The Plan is administered by the Company through its Director of Employee Benefits and its Retirement Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(3)  PARTICIPANT ACCOUNTS AND VESTING

     The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant's account is credited with the participant's contributions and allocations of any employer contributions and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants are immediately vested in their pretax contributions and employer basic matching contributions, plus actual earnings thereon. A participant whose employment terminated before his or her normal retirement date (age 65) for reasons other than death or disability will acquire a vested interest in performance-based matching contributions by the Company and Adopting Affiliates in accordance with the following schedule:



                                              Vested
                   Years of Employment       Interest
                -----------------------     ----------
                 Less than 2 years               0%
                 2 years                        40%
                 3 years                        60%
                 4 years                        80%
                 5 or more years               100%


     Any forfeitures of unvested interests will be used to reduce the obligation of the Company and Adopting Affiliates to make future performance-based matching contributions. Forfeitures were used to reduce employer contributions by $567,000 in 1997.

                  CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                           Notes to Financial Statements
                             December 31, 1997 and 1996

(4)  CONTRIBUTIONS

     Participants may direct their employer to contribute to the Plan on their behalf through payroll deduction from 1% to 17% of their compensation in any pay period, subject to certain limitations. During 1997, the Plan administrator, in accordance with the terms of the Plan, limited payroll deduction contributions on behalf of highly compensated participants to 8% of their compensation. The Internal Revenue Code limited the total salary deferral contributions of any participant during the 1997 Plan year to $9,500, and provided that no participant may make salary deferral contributions to the Plan from pay in excess of $160,000. These amounts are subject to periodic adjustment for increases in the cost of living in accordance with Treasury regulations. In addition, for 1997, the Company and Adopting Affiliates made basic monthly matching contributions totaling $2,191,000 and declared a year-end performance matching contribution of $3,372,000. The basic monthly matching contributions in 1997 were determined on the basis of 25% of a participant's salary deferral contributions, up to a maximum of 6% of compensation, and required the satisfaction of no performance criteria. The year-end performance-based matching contribution resulted from the achievement of certain Company economic performance criteria and amounted to 45% of a participant's salary deferral contributions during 1997, up to a maximum of 6% of compensation, for participants who were employees on December 31, 1997.

(5)  WITHDRAWALS

     Participants who are still employed by the Company or one its Adopting Affiliates may only withdraw from their Plan account for "financial hardship," as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

(6)  LOANS

     Participants may borrow up to 50 percent of their salary deferral contributions and investment earnings on those contributions. Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two short-term (maturity of five years or less) loans and one long-term (maturity over five and not to exceed ten years) loan outstanding. The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks. Each loan is approved by the Plan administrator or a delegate, and the Plan Trustee maintains a loan receivable account for any participant with an outstanding loan.

                  CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                           Notes to Financial Statements
                             December 31, 1997 and 1996

(7)  DESCRIPTION OF INVESTMENT PROGRAMS

     The participant may direct contributions, in multiples of one percent, to any or all of the funds:

     (a) Ceridian Stock Fund - Funds are invested in common stock of Ceridian Corporation. Funds representing fractional shares remain in cash or short-term accounts.

     (b) New Horizons Fund - This is a T. Rowe Price mutual fund which invests primarily in common stocks of small, rapidly growing companies to seek long-term growth of capital.

     (c) International Stock Fund - This is a T. Rowe Price mutual fund which invests primarily in equity and equity-related securities of established non-U.S. companies for long-term growth of capital and income.

     (d) Capital Appreciation Fund - This is a T. Rowe Price mutual fund which invests primarily in common stocks and related securities of established companies that are considered undervalued to maximize long-term capital appreciation.

     (e) Equity Index 500 Fund - This is a T. Rowe Price mutual fund which passively invests in common stocks of companies included in the Standard & Poor's 500 Stock Index in order to match, as closely as possible, the investment performance of that Index.

     (f) New Income Fund - This is a T. Rowe Price mutual fund which invests primarily in income-producing, investment-grade corporate and government debt securities to provide a high level of income over time, consistent with preservation of capital.

     (g) Balanced Fund - This is a T. Rowe Price mutual fund which invests primarily in a diversified portfolio of common stocks and bonds to provide long-term capital appreciation combined with income.

     (h) Equity Income Fund - This is a T. Rowe Price mutual fund which invests primarily in dividend paying common stocks, particularly of established companies, to provide high dividend income and long-term capital appreciation.

     (i) Small-Cap Value Fund - This is a T. Rowe Price mutual fund which invests primarily in small capitalization stocks that appear undervalued by various measures to provide long-term capital appreciation.

     (j) Summit Cash Reserves Fund - This is a T. Rowe Price money market fund which replaced the Prime Reserve Fund and invests primarily in high quality, money market securities to provide preservation of capital, liquidity and high current income.

                  CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                           Notes to Financial Statements
                             December 31, 1997 and 1996

(8)  NUMBER OF PARTICIPANTS

     The number of participants in each investment program as of December 31, 1997 and 1996 is as follows:


                                              1997      1996
                                              ----      ----
          Ceridian Stock Fund                  772       609
          New Horizons Fund                  1,799     1,435
          International Stock Fund           1,288       955
          Capital Appreciation Fund          1,031       674
          Equity Index 500 Fund                454        --
          New Income Fund                      486       440
          Balanced Fund                      1,033       774
          Equity Income Fund                 1,664     1,165
          Small-Cap Value Fund               1,392       833
          Summit Cash Reserves Fund          2,173     1,548


     The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one of the funds.

(9)  INCOME TAX STATUS

     The Plan received a favorable determination letter regarding the Plan's tax qualification dated May 8, 1997 from the Internal Revenue Service stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code, and that the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. The Company believes that the Plan continues to operate in compliance with the applicable requirements of the Internal Revenue Code. Contributions to the Plan will not be included in the participant's taxable income for federal and, in most states, state income tax purposes until distributed or withdrawn. Each participant's portion of earnings from the investments made with contributions under the Plan, generally are not taxable until distributed or withdrawn.

(10) PARTY-IN-INTEREST

     T. Rowe Price Trust Company, as Trustee, is a party-in-interest with respect to the Plan. In the opinion of the Trustee, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b).

(11) NET TRANSFERS FROM OTHER PLANS

     Net transfers from other plans of $1,277,000 are principally due to the transfer into the Plan of the accounts of participants in plans of certain Adopting Affiliates.

                  CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                           Notes to Financial Statements
                             December 31, 1997 and 1996

(12) SALE OF COMPUTING DEVICES INTERNATIONAL DIVISION

     In connection with the sale by Ceridian of its Computing Devices International division ("CDI") to General Dynamics Corporation on December 31, 1997, the Plan was amended to provide that participants who were employees of CDI immediately before the date of sale would, despite the sale, (i) be entitled to receive any 1997 performance-based matching contribution paid under the Plan; (ii) become fully vested in all performance-based matching contributions credited to their accounts; and
     (iii) be permitted to continue their participant loans under the Plan if they continued to be employed by General Dynamics.

     Schedule 1

                  CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                         Item 27a - Schedule of Assets Held
                              for Investment Purposes
                                 December 31, 1997
                               (Dollars in thousands)



                                              Shares or                      Fair Market
     Description                             Face Value          Cost           Value
     -----------                             ----------          ----           -----
Ceridian Stock Fund
-------------------
Ceridian Corporation* Common Stock             58,575          $ 2,246         $ 2,683


T. ROWE PRICE MUTUAL FUNDS**
--------------------------

New Horizons Fund                             498,278           10,539          11,610

International Stock Fund                      341,084            4,527           4,577

Capital Appreciation Fund                     277,885            4,074           4,088

Equity Index 500 Fund                          53,831            1,355           1,420

New Income Fund                               178,478            1,588           1,619

Balanced Fund                                 267,922            3,803           4,431

Equity Income Fund                            457,872           10,066          11,937

Small-Cap Value Fund                          238,674            4,814           5,585

Summit Cash Reserves Fund                   7,641,651            7,642           7,642

LOAN FUND
---------
Loans Receivable from Participants                ---            1,082           1,082
(Range of interest rates 5.8%                                  -------         -------
     to 11.75%)

                                                               $51,736         $56,674
                                                               -------         -------
                                                               -------         -------



 *Represents party-in-interest.

**The Plan invests in T. Rowe Price mutual funds through T. Rowe Price Trust
  Company, which is a party-in-interest.

See Independent Auditors' Report

                                                                      Schedule 2


                  CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

                         Item 27d - Reportable Transactions

 Series of Transactions in the Same Security Exceeding 5% of Plan Assets at the
                             Beginning of the Plan Year

                            Year Ended December 31, 1997




  Identity of Party               *Total              *Total
     Involved/                 Dollar Value        Dollar Value     Net Gain
Description of Asset           of Purchases          of Sales       or (Loss)
--------------------           ------------           -------       ---------
**Ceridian Stock Fund           $1,288,569         $   743,046      $  (3,213)

***T. Rowe Price
   New Horizons Fund             3,687,818           2,716,032        191,181

***T. Rowe Price
   International Stock
    Fund                         2,077,453             916,258         96,522

***T. Rowe Price
   Capital Appreciation
    Fund                         2,393,366             875,326         83,737

***T. Rowe Price
   Balanced Fund                 1,640,274             936,414        126,520

***T. Rowe Price
   Equity Income Fund            4,667,740           1,416,299        245,950

***T. Rowe Price
   Small-Cap Value Fund          3,052,838             696,196        102,990

***T. Rowe Price
   Summit Cash Reserves
    Fund                         5,307,141           3,022,498             --


*Information on total number of purchases and total number of sales is not readily available from the Plan's trustee.

**Ceridian Corporation, as an administrator of the Plan, is a party-in-interest.

***Since these transactions are with T. Rowe Price Trust Company, the Plan's trustee, they are with a party-in-interest.


See Independent Auditors' Report

                                     SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   CERIDIAN CORPORATION
                                   SAVINGS AND INVESTMENT PLAN


Date: June 26, 1998
                              By:  Ceridian Corporation
                                     its Named Fiduciary

                              By:  /s/ J.H. Grierson
                                   ------------------------------
                                   John H. Grierson
                                   Vice President and Treasurer

                                    EXHIBIT INDEX

Exhibit   Description                                                      Code
-------   -----------                                                      ----
23        Consent of Independent Auditors                                  E

99.1      Ceridian Corporation Savings and Investment Plan 1995
          Revision as amended through May 10, 1996 (Incorporated by
          reference to Exhibit 99 to the Ceridian Corporation Savings and Investment Plan Annual Report on Form 11-K for the year
          ended December 31, 1995)                                         IBR

99.2      Ceridian Corporation Savings and Investment Plan -
          Fourth Declaration of Amendment                                  IBR

99.3      Ceridian Corporation Savings and Investment Plan -
          Fifth Declaration of Amendment                                   IBR

99.4      Ceridian Corporation Savings and Investment Plan -
          Sixth Declaration of Amendment                                   IBR

99.5      Ceridian Corporation Savings and Investment Plan -
          Seventh Declaration of Amendment                                 IBR

99.6      Ceridian Corporation Savings and Investment Plan -
          Eighth Declaration of Amendment                                  E




Legend:   (E)   Electronic Filing
        (IBR)   Incorporated by reference from previous filing